

December 7, 2012

Via E-mail
Bruce Beaty
Chief Executive Officer and President
Blue Ridge Real Estate Company
P.O. Box 707
Blakeslee, PA 18610

> **Re: Blue Ridge Real Estate Company**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended**
> **October 31, 2011**
> **Filed November 28, 2012**
> **File No. 000-02844**

Dear Mr. Beaty:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Form 10-K for Fiscal Year Ended October 31, 2011

Management's Annual Report on Internal Control over Financial Reporting, page 23

1. We note your disclosure that you have identified a deficiency that constituted a material weakness in your internal control over financial reporting ("ICFR") and your conclusion that your ICFR was effective as of October 31, 2011. Please tell us how you came to the conclusion that your original disclosure as to the effectiveness of your ICFR continues to be appropriate in light of the material weakness you have disclosed. Also, refer to your letter dated October 9, 2012, relating to the Form 8-K filed September 28, 2012, in which you indicated to us that you will include revised disclosures indicating management's conclusions that, due to the material weakness, the company's internal control over financial reporting was not effective as of October 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3694.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant